SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

22 July 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

AGM and Interim Management Statement

London, UK; Brentwood, TN, US; 22 July 2008 - Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, today provides its Interim Management Statement for the period 31 March to 21 July 2008. This statement summarises comments to be made today by Stuart Wallis, Chairman of Protherics' at the Annual General Meeting at midday today.

Highlights for the period:

  Trading and cash position in line with expectations

  Initiation of a phase 2a clinical study of Angiotensin Therapeutic Vaccine in hypertension

  Results reported from the phase 2b "DEEP" study of Digoxin Immune Fab in severe pre-eclampsia

  Headline Prolarix(TM) phase 1 data, presented by Cancer Research UK, was awarded a merit at the prestigious American Society of Clinical Oncology (ASCO) Annual Meeting

Trading update:
On 3 June, Protherics reported a strong cash position of £37.7 million and a strong sales performance with trading revenues of £23.5 million from its marketed products for the year ended 31 March 2008, representing 27% organic growth year-on-year. Despite the challenging global economic environment and the weakness of the US dollar, revenues from DigiFab(TM), CroFab(TM) and Voraxaze(TM) were in line with Company expectations during the first quarter of the current financial year. Expenditure and cash are also in line with expectations, as we continue to make good progress with the Company's development pipeline, one of the broadest, late-stage development portfolios in the UK biopharmaceutical industry.

Pipeline progress:
AstraZeneca's phase 2 study of CytoFab(TM) in severe sepsis is expected to report towards the end of the calendar year, providing an important near-term event for one of the Company's key value drivers.  In addition, there has been substantial progress made during the period to advance the Company's other programmes.

On 24 June we announced the start of a phase 2a proof-of-concept clinical study of Angiotensin Therapeutic Vaccine (ATV) in 124 patients, with mild to moderate hypertension.  The study will assess the effects of ATV, which includes our promising new proprietary adjuvant, CoVaccine HT(TM), on blood pressure and antibody response, in addition to safety and tolerability. The blood pressure results are expected in the first half of next year. ATV is a key value driver for Protherics and, with good data, the Company looks forward to progressing out-licensing discussions with potential partners.

On 22 April we announced that our placebo-controlled phase 2b Digoxin Immune Fab (DIF) Efficacy Evaluation in Pre-eclampsia ("DEEP") study in severe pre-eclampsia met one of its two primary endpoints.  The DEEP study results, along with data from further analyses, are under review by a potential licensing partner. Data from the study will be presented at international conferences later in the year, and we expect to give guidance on the future of the programme before the end of the calendar year.

In early June, Cancer Research UK presented promising headline data from the Prolarix(TM) phase 1 study at the prestigious American Society of Clinical Oncology (ASCO) Annual Meeting in Chicago, US. Prolarix is a novel targeted prodrug therapy being developed for the treatment of hepatocellular carcinoma (primary liver cancer) with the potential to be used in other selected tumours.  We are in the final stages of preparation for the start of a phase 2a proof-of-concept study of Prolarix in primary liver cancer.

Outlook:
With the start of the Prolarix phase 2a study anticipated shortly, we will soon have achieved our goal of having 9 programmes in clinical development in 2008. Importantly, we plan to start filing our marketing application for Voraxaze in the US within the next few months, and expect the results from AstraZeneca's phase 2 study of CytoFab in severe sepsis around the end of 2008. In addition, in the first half of 2009 we look forward to the results from the ATV phase 2a trial in hypertension.

Commenting on today's announcement, Andrew Heath, Chief Executive of Protherics, said:

"We made good progress in the first quarter of our financial year 2008/9, with trading in line with expectations and with the start of the Angiotensin Therapeutic Vaccine phase 2a study in hypertension. We look forward to receiving important results in the near term for both ATV and CytoFab, our two key value drivers, which we believe will demonstrate the value in our diversified pipeline."

| Ends |

For further information please contact:

Protherics
Andrew Heath, CEO	+44 (0) 20 7246 9950
London, UK: Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Brentwood, US: Saul Komisar, President Protherics Inc	+1 615 327 1027

Financial Dynamics - press enquiries
London, UK: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York, US: John Capodanno	+1 212 850 5600

Or visit www.protherics.com

Notes for Editors:

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading international biopharmaceutical company focused on specialist products for critical care and cancer.

The Company has two critical care products, CroFab(TM) and DigiFab(TM), approved for sale in the US. The Company has the opportunity to sell these products in the US from October 2010 together with Voraxaze(TM), a supportive cancer care product, following anticipated approval in the US in 2010. Protherics is also developing a number of other products in the cancer arena that it can commercialise in-house.

In addition, Protherics has several potential blockbuster products that require development and commercialisation partners. These include CytoFab(TM) which has been partnered by AstraZeneca in a major licensing deal, and also Angiotensin Therapeutic Vaccine and Digoxin Immune Fabs for which licensing partners will be sought in 2008-2009. These products have the potential to be high value products that can provide additional funding to help grow the Company.

Protherics reported revenues of £26.1 million for the year ended 31 March 2008 and a strong cash balance of £37.7 million. With headquarters in London, the Company has approximately 300 employees across its operations in the UK, US and Australia.

For further information visit www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties including with respect to products under development and the progress and completion of clinical trials. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors discussed in Protherics' Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by, or on behalf of, Protherics.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 22 July 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director